FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

May 13, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is May 13, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides results from a high resolution airborne magnetic and EM survey covering key areas of the BMP project, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports the results from a recent high resolution airborne magnetic and EM survey completed over key mineralized areas of the Issuer’s BMP project, Alaska.  In the spring of 2008, Fugro, the Issuer’s contractor, completed an airborne magnetic and electromagnetic survey of the core target area covering an area of 30 square kilometres in two blocks with a nominal line spacing of 50 metres.  The results have outlined several large geophysical anomalies spatially associated with the outcropping polymetallic (copper-gold-silver) skarn deposits that were discovered in 2007 (Figure 1).

The largest anomaly is associated with the 6120 target area and covers approximately 1 square kilometre forming at an important structural intersection on the south side of the core intrusive.  Twenty rock samples collected from a 150 metre diameter area of outcropping skarn at the 6120 target averaged 2.3% copper, 3.4 g/t gold, 33 g/t silver, 0.16% nickel and 0.07% cobalt (Figure 2).  In addition, similar skarn type mineralization was found 2 kilometres to the north at the 6920 prospect.

The Dall and Little Bird prospects, located on the northern target block (approximately 5 kilometres north), also appear to be associated with skarn and distal skarn type mineral systems.  The Dall target was drilled by Anaconda Mining Company in the 1980’s with two diamond drill holes, each of which intersected very significant high-grade mineralization (4.0% copper, 11.8 oz (370 g/t) silver, 1.0% zinc and 0.3% lead over a true thickness of 3.5 metres and 0.9% copper, 6.0% zinc, 5.7oz (177 g/t) silver and 1.0% lead over a true thickness of 5.5 metres).  The size and dynamic range of the anomalies suggest that they are related to a large base and precious metal bearing hydrothermal system which warrants aggressive follow-up exploration.

BMP Project Summary

The BMP property is located approximately 40 kilometres north of the Issuer’s Terra project.  The property covers approximately 13,193 hectares and is comprised of 108 Alaska State mining claims staked in October 2006 and owned 100% by the Issuer (approximately 6,993 hectares) and approximately 6,200 hectares of fee simple lands held under the exploration agreement with option to lease from Cook Inlet Region, Inc. (an Alaska Native Corporation) (See NR08-07).

The property is underlain by Paleozoic sediments which have been intruded by dikes and plugs of early Tertiary age.  Exploration by the Issuer in 2007 confirmed a number of mineralized zones with numerous high-grade copper, silver, zinc and gold values being returned.  This work linked much of the mineralization to a prolific skarn-type mineralizing environment and highlighted the potential of the belt.  At the 6120 and 6920 prospects calcareous horizons have been extensively replaced by skarn mineralization, including massive pyrrhotite with chalcopyrite and sphalerite.  High gold values are present at both of these prospects with grades of several grams in specific samples.  Both prospects occur on the flank of a Tertiary intrusive body.  The focus of the Issuer’s 2008 BMP program is to define drill targets to test the size and continuity of these large skarn systems.

Figure : BMP Project showing area covered by recent geophysical surveys.

 Principal prospects are named.

Figure : Magnetic map of the area around the 6120 and 6920 Prospects.

Qualified Person

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO.

Qualified Person and Quality Control/Quality Assurance

The work program at BMP was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

May 13, 2008